UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

BIDZ.COM, INC.

(Name of the Issuer)

BIDZ.com, Inc.

Glendon Group, Inc.

Bidz Acquisition Company, Inc.

David Zinberg

Marina Zinberg

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

8883T200

(CUSIP Number of Class of Securities)

Lawrence Kong

Chief Financial Officer,

BIDZ.com, Inc.

3562 Eastham Drive

Culver City, California 90232

310-280-7373

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Mark Hiraide	Aaron A. Grunfeld
Roger Loomis	Law Offices of Aaron A. Grunfeld & Associates
Petillon Hiraide & Loomis LLP	1100 Glendon Avenue, Suite 850
21515 Hawthorne Boulevard	Los Angeles, California 90024
Torrance, California 90503

This statement is filed in connection with (check the appropriate box):

(a)  ☒   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)  ☐   The filing of a registration statement under the Securities Act of 1933.

(c)  ☐   A tender offer.

(d)  ☐   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)
$14,285,015.16	$1,637

(1)   For purposes of calculating the amount of the filing fee only.

(2)   The filing fee was determined based upon the product of (A) 18,314,122 shares of Common Stock multiplied by (B) $0.78 per share.  In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying .00011460 by the product of the preceding sentence.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,637

Form or Registration No.:	Schedule 14A – Preliminary Proxy Statement

Filing Party:	BIDZ.com, Inc.

Date Filed:	June 22, 2012

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (i) BIDZ.com, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, $0.001 par value per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Glendon Group, Inc., a Delaware corporation (“Parent”); (iii) Bidz Acquisition Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”); (iv) David Zinberg, Chief Executive Officer and Chairman of the Board of Directors of the Company (“David Z.”); and (v) Marina Zinberg (“Marina Z.” and together with David Z., the Company, Parent, Merger Subsidiary, the “Filing Parties” and each a “Filing Party”).

This Schedule 13E-3 relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 17, 2012, by and among the Company, Parent and Merger Subsidiary pursuant to which (A) Merger Subsidiary will merge with and into the Company and the Company will become a direct wholly-owned subsidiary of Parent (the “Merger”) and (B) each outstanding share of the Company’s common stock (other than shares held in the Company’s treasury, shares owned by the Company’s subsidiaries, Parent or Merger Subsidiary, shares held by Parent, Merger Subsidiary, each beneficial owner of securities of Parent or Merger Subsidiary or their respective affiliates, David Z., Marina Z., and each director or officer of the Company (collectively, “Excluded Holders”) and shares held by the Company’s stockholders who have properly exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under Delaware law), will be converted into the right to receive $0.78 in cash, without interest and less any applicable withholding taxes.  The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the Company’s stockholders.  Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to an annual meeting of the stockholders of the Company at which, among other things the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement.  Under Delaware law and the terms of the Merger Agreement, the Merger Agreement must be adopted by the affirmative vote of (i) holders of a majority of the outstanding shares of the Company’s common stock entitled to vote thereon and (ii) holders of a majority of the outstanding shares of the Company’s common stock entitled to vote thereon held by unaffiliated stockholders (i.e., those stockholders other than Glendon Group, Merger Subsidiary, each affiliate of Glendon Group or Merger Subsidiary, each beneficial owner of securities of Glendon Group or Merger Subsidiary or their respective affiliates, David Zinberg and Marina Zinberg and each director or officer of the Company).

A copy of the preliminary Proxy Statement is filed as Exhibit (a)(1)(i) and a copy of the Merger Agreement is attached as Annex A to the preliminary Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.  The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.  Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING”

“CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS”

“IDENTITY AND BACKGROUND OF FILING PERSONS”

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a)                                  Name and Address.  The Company’s name and the address and telephone number of its principal executive office are as follows:

BIDZ.com, Inc.

3562 Eastham Drive

Culver City, California 90232

(310) 280-7373

(b)                                 Securities. The exact title of the subject class of equity securities is “BIDZ.com, Inc., common shares, par value $0.001 per share.”  As of June 22, 2012, 18,314,122 shares of BIDZ.com, Inc. common stock were issued and outstanding.

(c)                                  Trading Market and Price.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE OF COMMON STOCK AND DIVIDENDS”

(d)                                 Dividends. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE OF COMMON STOCK AND DIVIDENDS”

(e)                                  Prior Public Offerings. Not applicable.

(f)                                    Prior Stock Purchases. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Share Delivery Agreement”

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)                The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IDENTITY AND BACKGROUND OF FILING PERSONS”

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a)(1)                    Not applicable.

(a)(2)                    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING”

“THE ANNUAL MEETING”

“THE ANNUAL MEETING—Required Votes”

“SPECIAL FACTORS”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of Glendon Group and Merger Subsidiary”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Contribution Agreement”

“SPECIAL FACTORS—Voting Agreement”

“SPECIAL FACTORS—Share Delivery Agreement”

“SPECIAL FACTORS—Conduct of the Company’s Business if the Merger is Not Completed”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

“THE MERGER AGREEMENT—The Merger”

“THE MERGER AGREEMENT—Effective Time”

“THE MERGER AGREEMENT—Treatment of Common Stock, Stock Options and Dissenting Shares”

“THE MERGER AGREEMENT—Conditions to the Merger”

(b)                                 The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Contribution Agreement”

“SPECIAL FACTORS—Share Delivery Agreement”

(c)                                  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING”

“THE MERGER AGREEMENT”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Contribution Agreement”

“SPECIAL FACTORS—Voting Agreement”

“SPECIAL FACTORS—Share Delivery Agreement”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Quantification of Golden Parachute Payments and Benefits to Our Named Executive Officers”

(d)                                 The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Appraisal Rights”

“APPRAISAL RIGHTS”

“ANNEX C—Section 262 of the General Corporation Law of the State of Delaware — Appraisal Rights”

(e)                                  The information set forth in the Proxy Statement under the caption “PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS” is incorporated herein by reference.

(f)                                    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)-(c)                The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”

“SPECIAL FACTORS—Background of the Merger”

(e)                                  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Contribution Agreement”

“SPECIAL FACTORS—Voting Agreement”

“SPECIAL FACTORS—Share Delivery Agreement”

“SPECIAL FACTORS—Equity Financing”

“SPECIAL FACTORS—Guarantee”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)                                 The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Treatment of Common Stock, Stock Options and Dissenting Shares”

“THE MERGER AGREEMENT—Exchange and Payment Procedures”

“ANNEX A — Agreement and Plan of Merger”

(c)(1)-(8)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Equity Financing”

“SPECIAL FACTORS—Guarantee”

“SPECIAL FACTORS—Contribution Agreement”

“SPECIAL FACTORS—Voting Agreement”

“SPECIAL FACTORS—Share Delivery Agreement”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A — Agreement and Plan of Merger”

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING’

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Glendon Group and Merger Subsidiary”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Position of Glendon Group and Merger Subsidiary Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Conduct of the Company’s Business if the Merger is Not Completed”

“SPECIAL FACTORS—Plans for the Company After the Merger”

(d)                                 The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“SPECIAL FACTORS—Quantification of Golden Parachute Payments and Benefits to Our Named Executive Officers”

“THE MERGER AGREEMENT”

“THE MERGER AGREEMENT—Go Shop; No Solicitation”

“APPRAISAL RIGHTS”

“ANNEX A — Agreement and Plan of Merger”

Item 8. Fairness of the Transaction.

Regulation M-A Item 1014

(a)-(b)               The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of Glendon Group and Merger Subsidiary”

“SPECIAL FACTORS—Position of Glendon Group and Merger Subsidiary Regarding the Fairness of the Merger”

(c)                                  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING”

“THE ANNUAL MEETING—Required Votes”

“THE MERGER AGREEMENT—Conditions to the Merger”

(d)                                 The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

(e)                                  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

(f)                                    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of Glendon Group and Merger Subsidiary Regarding the Fairness of the Merger”

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a)-(c)                The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Imperial Capital, LLC”

“ANNEX B—Opinion of Imperial Capital, LLC”

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)-(b)               The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Equity Financing”

“SPECIAL FACTORS—Guarantee”

“THE MERGER AGREEMENT—Financing Matters”

“THE MERGER AGREEMENT—Conditions to the Merger”

(c)                                  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Conduct of the Company’s Business if the Merger is Not Completed”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Termination Fee and Expense Reimbursement”

(d)                                 The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Equity Financing”

“SPECIAL FACTORS—Guarantee”

Item 11. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)                                  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b)                                 The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Contribution Agreement”

“SPECIAL FACTORS—Share Delivery Agreement”

Item 12. The Solicitation or Recommendation.

Regulation M-A Item 1012

(d)                                 The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING”

“THE ANNUAL MEETING—Required Votes”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Position of Glendon Group and Merger Subsidiary Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(e)                                  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Position of Glendon Group and Merger Subsidiary Regarding the Fairness of the Merger”

Item 13. Financial Information.

Regulation M-A Item 1010

(a)-(b)               The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Financial Projections”

“FINANCIAL INFORMATION—Financial Statements”

“FINANCIAL INFORMATION—Summary Financial Information”

“FINANCIAL INFORMATION—Ratio of Earnings to Fixed Charges”

“FINANCIAL INFORMATION—Book Value Per Share”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)                                  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING”

“THE ANNUAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS—Fees and Expenses”

(b)                                 The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

Item 15. Additional Information.

Regulation M-A Item 1011

(b)                                 The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Quantification of Golden Parachute Payments and Benefits to Our Named Executive Officers”

(c)                                  The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Exhibit Number	Description

(a)(1)(i)	Preliminary Proxy Statement on Schedule 14A as filed with the SEC on June 22, 2012 (the “Proxy Statement”) (incorporated herein by reference).

(a)(1)(ii)	Form of Preliminary Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(1)(iii)

Press release issued by the Company on May 17, 2012 announcing the signing of the Merger Agreement (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 18, 2012).

(c)(1)	Opinion of Imperial Capital, LLC (“Imperial”) to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Presentation by Imperial to the Special Committee of the Board of Directors of the Company, dated May 17, 2012.*

(d)(1)	Share Delivery Agreement, dated as of June 19, 2012, by and between David Z., Marina Z. and Parent.

(d)(2)	Voting Agreement, dated as of May 17, 2012, by and among Parent, David Z. and Marina Z.

(d)(3)	Contribution Agreement, dated as of May 17, 2012, by and between David Z., Marina Z. and Parent.

(f)	Section 262 of the General Corporation Law of the State of Delaware - Appraisal Rights (incorporated herein by reference to Annex C to the Proxy Statement).

*                 To be filed by amendment.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and correct.

June 22, 2012

BIDZ.com, Inc. a Delaware corporation

By:	/s/ David Zinberg
Name:	David Zinberg
Title:	Chief Executive Officer

Glendon Group, Inc. a Delaware corporation

By:	/s/ Kia Jam
Name:	Kia Jam
Title:	Chief Executive Officer

Bidz Acquisition Company, Inc. a Delaware corporation

By:	/s/ Kia Jam
Name:	Kia Jam
Title:	Chief Executive Officer

/s/ David Zinberg
David Zinberg

/s/ Marina Zinberg
Marina Zinberg